Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE REPORTS FIRST QUARTER 2013 FINANCIAL RESULTS

Toronto, Ontario – May 3, 2013 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management and social commerce solutions, reported today its interim financial results for the first quarter ended March 31, 2013.  All figures are reported in Canadian dollars.

Northcore reported consolidated revenues of $289,000 for the first quarter, representing a decrease of 12 percent from the $330,000 reported in the fourth quarter of 2012 and an increase of 26 percent over the $230,000 reported in the same period of 2012.

Northcore reported an Operational EBITDA loss for the first quarter of $325,000, representing an improvement of 14 percent from the Operational EBITDA loss of $380,000 reported in the fourth quarter of 2012.  In the same period of 2012, Northcore reported an Operational EBITDA loss of $356,000.  The improvement in Operational EBITDA loss was attributed primarily to the decrease in operating expenses.

For the quarter and year ended March 31, 2013, Northcore reported a net loss per share of $0.002, basic and diluted, a slight improvement of $0.001 from the net loss per share of $0.003, basic and diluted, reported in the same period of 2012.

As at March 31, 2013, Northcore held cash and short-term investments of $74,000 and accounts receivable of $164,000.

Operating Highlights

Northcore accomplished the following activities in the period:

●	Delivered a new proof of concept enterprise system for a key strategic partner;
●	Executed a targeted online auction for a partner and industry leader in the material handling space;
●	Implemented a series of platform enhancements for a key enterprise client and one of the largest food and beverage companies in North America; and
●	Created a series of extensions to the Dutch Auction based, wine and spirits sales platform.

Northcore Reports Q1 2013 Financial Results

Outlook

“These are challenging times for technology companies like Northcore. We remain focused on the pursuit of initiatives that will respect the best interests of the collective stakeholders as we move forward,” said James Moskos, Interim CEO of Northcore Technologies.

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore's portfolio companies include Envision Online Media Inc. (www.envisiononline.ca), a specialist in the delivery of content management solutions.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE.  Northcore also holds a substantial intellectual property portfolio, based on patents issued in the domain of declining price online auctions.

For more information, visit www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com

Northcore Reports Q1 2013 Financial Results

Northcore Technologies Inc.
Condensed Interim Consolidated Statements of Financial Position As at March 31, 2013 and December 31, 2012
(expressed in thousands of Canadian dollars)
(IFRS, Unaudited)

	March 31,	December 31,
	2013	2012
ASSETS
Cash	$33	$21
Short-term investments	41	41
Accounts receivable	164	171
Deposits and prepaid expenses	48	51
Investment in joint ventures	179	196
Capital assets	76	86
Intangible assets	1,007	1,058
Goodwill	1,091	1,091
TOTAL ASSETS	$2,639	$2,715

LIABILITIES AND SHAREHOLDERS’ EQUITY

Operating line of credit	$67	$33
Accounts payable	586	448
Accrued liabilities	262	197
Deferred revenue	116	56
Current portion of contingent consideration	62	71
Promissory note	85	-
Non-current portion of contingent consideration	-	63
Total shareholders' equity	1,461	1,847
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,639	$2,715

Northcore Reports Q1 2013 Financial Results

Northcore Technologies Inc.
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
For the Three Months Ended March 31, 2013 and 2012 (expressed in thousands of Canadian dollars, except per share amounts)
(IFRS, Unaudited)

	Three Months Ended March 31,
	2013	2012

Revenues	$289	$230
Other income:
Income from GE Asset Manager, LLC	27	18
Operating expenses:
General and administrative	331	436
Customer service and technology	259	166
Sales and marketing	51	27
Stock-based compensation	113	343
Depreciation and amortization	61	11
Total operating expenses	815	983
Loss and comprehensive loss for the period	$(499)	$(735)
Loss per share, basic and diluted	$(0.002)	$(0.003)
Weighted average number of shares outstanding, basis and diluted (000’s)	234,625	226,940

Northcore Reports Q1 2013 Financial Results

Northcore Technologies Inc.
Reconciliation of Loss to Operational EBITDA For the Three Months Ended March 31, 2013 and 2012
(expressed in thousands of Canadian dollars)
(IFRS, Unaudited)

	Three Months Ended March 31,
	2013	2012

Loss for the period, as per above	$(499)	$(735)
Reconciling items:
Stock-based compensation	113	343
Depreciation and amortization	61	11
Non-recurring professional fees	-	25
Operational EBITDA	$(325)	$(356)

Operational EBITDA is defined as the loss before interest, taxes, depreciation, stock-based compensation, non-cash and non-recurring items.  The Company considers Operational EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.